Item 77D Cash Reserve Fund -Prime Series
(a Series of Cash Reserve Fund, Inc. )

Cash Reserve Fund -Prime Series (the "Fund") became a feeder fund of Cash Management
Portfolio (the "Master Portfolio") effective May
14, 2007. As a feeder fund, the Fund no longer invests directly in securities but invests all or substantially all of its assets in the Master
Portfolio, which has the same goal as the Fund.
In connection with this change, the Board of Directors of the Fund approved a change in the Fund's goal from "to seek a high level of current income consistent with liquidity and the preservation of capital by investing in high quality short-term money market instruments" to "to seek a high level of current income consistent with liquidity and the preservation of capital".

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